July 31, 2008
Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Integra LifeSciences Holdings Corporation Form 10-K for the fiscal year ended December 31, 2007 Filed May 16, 2008 File No. 000-26224
Dear Mr. James:
On behalf of Integra LifeSciences Holdings Corporation (“Integra”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (the “Amendment”) to Integra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, originally filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2008.
This letter also responds to the July 2, 2008 letter that the staff (the “Staff”) of the Commission provided in respect of Integra’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. For your convenience, the Staff’s comments are reproduced in bold type and are followed by Integra’s response.
Form 10-K for the Fiscal Year Ended December 31, 2007
Controls and Procedures, page 49
1.	Please amend your Form 10-K to include a report of management on the company’s internal control over financial reporting as required by Item 308 of Regulation S-K. The report should include, as discussed in Item 308(a)(3), management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the end of the company’s most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.

Response: Integra has revised the disclosure under Part II, Item 9A of the Amendment in response to the Staff’s comment.

Financial Statements, page F-l
Note 2. Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-13
2.	You disclose that “[t]otal revenues, net, include product sales, product royalties and other revenues, such as fees received under research, licensing, and distribution arrangements, research grants, and technology-related royalties.” Please tell us and revise future filings to state separately any net sales of tangible products, revenues from services, and other revenues that represent ten percent or more of your total revenues, consistent with Rule 5-03(b) of Regulation S-X. Please ensure that the related costs and expenses are combined in the same manner.

Response: Integra supplementally advises the Staff that net sales of tangible products represented approximately 96%, 96% and 97% of Integra’s total revenues for fiscal years 2005, 2006 and 2007, respectively. Accordingly, no other form of revenue exceeded ten percent of total revenue in any of these fiscal years. In future filings, Integra will state separately in its consolidated statements of operations net sales of tangible products and other revenues to the extent that any such revenues represent ten percent or more of its total revenues consistent with the requirements of Rule 5-03.1 of Regulation S-X. Related costs and expenses will be combined in the same manner consistent with Rule 5-03.2.

3.	You disclose that “[p]roduct sales are recognized when delivery has occurred and title and risk of loss has passed to the customer, there is a fixed or determinable sales price, and collectibility of that sales price is reasonably assured.” Please tell us and disclose in future filings how these criteria are applied to the company’s revenue transactions. For example, disclose whether you recognize revenue upon shipment because freight terms are FOB shipping point, or upon delivery or some other point and why. Discuss any significant considerations related to the fixed and determinable criteria and collectibility that apply to your revenue transactions and impact how you record revenue.

Response: Integra supplementally advises the Staff that in accordance with SAB 104, revenue is generally realized or realizable and earned when all of the following criteria are met:
•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectibility is reasonably assured.
As set forth in the response to comment #2 above, virtually all of Integra’s revenue-generating activities relate to the shipment of products. Integra primarily sells its products to (1) end-user hospitals or other healthcare providers (“Hospitals”), (2) original equipment manufacturers (“OEM”) (principally other fully integrated medical device companies for whom Integra manufactures specific products or components of products), and (3) independent stocking distributors (i.e., distributors that purchase and physically take possession of the product), including foreign stocking distributors who maintain inventory for their resale principally outside of the United States.
Revenues from sales of products are recognized when title and risk of loss passes to the customer. Title passes in accordance with the terms of sale (e.g., FOB shipping point or ex works); risk of loss passes in accordance with the terms of sale and actual practice, as discussed in greater detail below.
Integra’s terms of sale for all customer types is FOB shipping point or ex works, meaning that title passes to the customer when Integra delivers the product to the freight company (usually FedEx, UPS or an unrelated international freight company). As a matter of law, risk-of-loss typically passes with the title. Integra has determined, however, that its informal practice in the case of United States Hospital customers (but not overseas Hospitals, OEM customers, or stocking distributors) is to retain the risk of loss until the Hospital receives the product on its dock. Accordingly, Integra recognizes revenue for United States Hospital customers when it has confirmed receipt by the customer, but for all other customers it does so when it delivers the product to the freight company.
Integra confirms receipt by United States Hospital customers by reviewing delivery confirmations for individual shipments at the end of each reporting period. Products shipped within such period and not confirmed by the freight company as having been delivered are not recognized as sales during the period, but are recognized in the subsequent period.
Across all of Integra’s products, there are generally no significant customer acceptance or other conditions that prevent the Company from recognizing revenue in accordance with our delivery terms. There are occasional sales of radiosurgery or image-guided surgery systems (typically less than 2% of consolidated revenues) that require Integra to perform additional installation steps critical for the functionality of its systems after receipt of the equipment, but before acceptance by the customer. In those cases, Integra requires that the completion of the installation steps and confirmation of acceptance from the customer be received before it recognizes the revenue.
Each revenue transaction is evidenced by either a contract with the customer or a valid purchase order and an invoice which includes all relevant terms of sale. Sales invoices issued to customers contain Integra’s price, and reasonable estimates are determined for sales returns at the time of sale. These estimates are based on years of historical sales returns and other known factors. The provisions are recorded as a reduction to revenues.

Integra performs a review of each prospective customer’s credit worthiness and ability to pay prior to accepting them as a customer and establishing a credit limit. Integra evaluates continuing customers if they request an increase in their limit or evidence a change in their ability to pay Integra in accordance with its terms.
In response to the Staff’s comment, in future filings Integra will disclose how these criteria are applied to its revenue transactions. Sample disclosure language is provided on Annex A to this letter.
4.	Please describe to us and in future filings disclose the significant terms of the return rights and other allowances you grant customers under your revenue transactions.
Response: Integra supplementally advises the Staff that the total amount of products returned was less than 3% of total consolidated product revenues for each of the fiscal years 2005, 2006 and 2007.
Integra’s return policy, set forth in its product catalogs and in sales invoices, is to require authorization from customer service prior to the return of products. If so authorized, a credit will be issued for goods returned prior to ninety days (120 days in the case of one distributor) from the shipping date (with a restocking charge, typically 20%), assuming the product is not damaged and Integra can verify that it was not used or opened. Certain items, such as tissue engineered products, may not be returned.
In addition, the terms of Integra’s warranties generally provide that if the purchaser seeks to invoke the terms of Integra’s warranty in the event of a product defect, the product must be returned to Integra. Integra’s sole responsibility under the warranty is repair or replacement, at Integra’s sole discretion. Integra’s products are for surgery and manufactured under a rigorous quality system. Accordingly, Integra’s expense for warranties is de minimis. Other allowances (including small discounts to certain wholesalers that pay their invoices within 15 days and other allowances to correct errors in order-taking or invoicing) are immaterial in the aggregate.
Integra will expand the disclosure on returns relating to its revenue transactions in future filings. Sample disclosure language is provided on Annex A to this letter.
* * *

If you have any questions regarding the foregoing responses or the enclosed Amendment, please do not hesitate to contact me at (312) 876-7681, or Joel H. Trotter, at (202) 637-2165.
Very truly yours,
/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP

cc:	John B. Henneman, III, Integra LifeSciences Holdings Corporation
Richard Gorelick, Integra LifeSciences Holdings Corporation
Joel H. Trotter, Latham & Watkins LLP
Thomas E. Keim, Jr., Latham & Watkins, LLP

ACKNOWLEDGEMENT
Integra LifeSciences Holdings Corporation (the “Company”) hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes in disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ John B. Henneman, III
John B. Henneman, III
Executive Vice President, Finance and Administration, and Chief Financial Officer

ANNEX A*
Proposed Disclosure for Future Filings
REVENUE RECOGNITION
Total revenues, net, include product sales, product royalties and other revenues, such as fees received under research, licensing, and distribution arrangements, research grants, and technology-related royalties.
Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss has passed to the customer, there is a fixed or determinable sales price, and collectibility of that sales price is reasonably assured. For product sales, the Company’s stated terms are primarily FOB shipping point and with most customers, title and risk of loss pass to the customer at that time. With certain U.S. customers, the Company retains risk of loss until the customers receive the product, and in those situations, the Company recognizes revenue upon receipt by the customer.
Each revenue transaction is evidenced by either a contract with the customer or a valid purchase order and an invoice which includes all relevant terms of sale. There are generally no significant customer acceptance or other conditions that prevent the Company from recognizing revenue in accordance with its delivery terms. In certain cases, where the Company has performance obligations that are significant to the functionality of the product, the Company recognizes revenue upon fulfillment of its obligation.
Sales invoices issued to customers contain the Company’s price for each product or service. The Company performs a review of each specific customer’s credit worthiness and ability to pay prior to accepting them as a customer. Further, the Company performs periodic reviews of its customers’ status prospectively.
The Company records a provision for estimated returns and allowances on revenues in the same period as the related revenues are recorded. These estimates are based on historical sales returns and discounts and other known factors. The provisions are recorded as a reduction to revenues.
The Company’s return policy, as set forth in its product catalogs and sales invoices, requires the Company to review and authorize the return of product in advance. Upon authorization, a credit will be issued for goods returned within a set amount of days from shipment, which is generally ninety days.
Product royalties are estimated and recognized in the same period that the royalty products are sold by our customers. The Company estimates and recognizes royalty revenue based upon communication with licensees, historical information and expected sales trends. Differences between actual revenues and estimated royalty revenues are adjusted in the period in which they become known, which is typically the following quarter. Historically, such adjustments have not been significant.

*	The proposed expanded disclosure is included in italics.

Other operating revenues include fees received under research, licensing, and distribution arrangements, technology-related royalties, and research grants. Non-refundable fees received under research, licensing and distribution arrangements or for the licensing of technology are recognized as revenue when received if the Company has no continuing obligations to the other party. For those arrangements where the Company has continuing performance obligations, revenue is recognized using the lesser of the amount of non-refundable cash received or the result achieved using the proportional performance method of accounting based upon the estimated cost to complete these obligations. Research grant revenue is recognized when the related expenses are incurred.